Exhibit (a)(1)(D)

Offer to Purchase for Cash

any and all Common Shares

at R$6.95 per 1,000 Common Shares

and

any and all Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

at R$6.95 per 1,000 Preferred Shares

of

EMBRATEL PARTICIPAÇÕES S.A.

by

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.

a wholly owned subsidiary of

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Pursuant to the Offer to Purchase dated October 3, 2006

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK AS RECEIVING AGENT, BY 9:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF SHARES TENDERING DIRECTLY, BY 3:00 P.M., NEW YORK CITY TIME, IN EACH CASE ON NOVEMBER 6, 2006, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

To Our Clients:

Enclosed for your consideration is an offer to purchase, dated October 3, 2006 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by Telmex Solutions Telecomunicações Ltda. (“Telmex Solutions”), a limited liability company organized under the laws of the Federative Republic of Brazil and a wholly owned subsidiary of Teléfonos de México, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Telmex”), to purchase any and all common shares, no par value, and any and all preferred shares, no par value (including preferred shares represented by American Depositary Shares, or “ADSs”), of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embratel Holdings”) at a price of R$6.95 per 1,000 common shares and R$6.95 per 1,000 preferred shares (for reference, equivalent to approximately U.S.$15.95 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m. Brasilia time (“PTAX exchange rate”) on September 28, 2006, which was U.S.$1.00 = R$2.1789) in cash, adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank of Brazil, which, for reference, was approximately 0.23% for the month of July 2006) from May 8, 2006 (the “Tender Offer Announcement Date”) to the date payment is made for shares purchased in the tender offer (the “Share Payment Date”), net of the stock exchange and settlement fee described in the Offer Documents, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer Documents. ADS holders tendering through The Bank of New York, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer.

There is no separate tender offer being made in the United States to acquire shares or ADSs. If a holder of ADSs, each representing 5,000 preferred shares, no par value, of Embratel Holdings, wishes to participate in the tender offer, the holder may tender the preferred shares underlying its ADSs through The Bank of New York, as receiving agent, in accordance with the instructions set forth in the enclosed Letter of Transmittal. If the underlying preferred shares are accepted for purchase in the auction described in THE TENDER OFFER — Section 2 — “Acceptance for Payment and Payment for Shares” in the Offer to Purchase, those ADSs will be cancelled so that the underlying preferred shares may be sold.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.

The tender offer is subject to the conditions described in THE TENDER OFFER — Section 5 — “Conditions to the Tender Offer” in the Offer to Purchase.

We are the holder of record of ADSs held by us for your account. A tender of the preferred shares underlying such ADSs can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender preferred shares underlying ADSs held by us for your account.

Accordingly, we request instructions as to whether you wish to have us tender on your behalf any or all of the preferred shares underlying the ADSs held by us for your account through the receiving agent, pursuant to the terms and subject to the conditions set forth in the Offer Documents.

The enclosed Instruction Form cannot be used to tender common shares or preferred shares, except insofar as preferred shares are represented by ADSs. If you hold common shares or preferred shares that are not represented by ADSs, you can only tender such shares into the tender offer by following the instructions in the Offer Documents. See Instruction 10 of the Letter of Transmittal.

Please note the following:

1. The tender offer is open to all holders of common shares and preferred shares (including preferred shares represented by ADSs). In order to participate in the tender offer, holders of ADSs may tender the preferred shares underlying their ADSs through The Bank of New York, as receiving agent, in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the preferred shares underlying its ADSs through the receiving agent, an ADS holder may also surrender its ADSs to The Bank of New York, as ADS depositary, withdraw the preferred shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer” in the Offer to Purchase.

2. After purchase by Telmex Solutions of the preferred shares underlying the ADSs tendered through the receiving agent (subject to any pro rata reduction of the shares purchased as described in the Offer to Purchase) and receipt by the receiving agent of payment of the consideration for those shares, the receiving agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on then-prevailing exchange rates, net of expenses for converting Brazilian reais to U.S. dollars) of R$6.95 per 1,000 preferred shares, or approximately U.S.$15.95 per ADS based on the PTAX exchange rate, in cash, adjusted by the Brazilian Taxa Referencial-TR from the Tender Offer Announcement Date to the Share Payment Date minus (a) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (b) the combined fee of 0.035% of the purchase price payable to the Bolsa de Valores de São Paulo — BOVESPA (the “São Paulo Stock Exchange”) and the Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”), as described in THE TENDER OFFER — Section 1 — “Terms of the Tender Offer and Expiration Date” in the Offer to Purchase, and (c) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to The Bank of New York, as depositary under the deposit agreement governing Embratel Holdings’ ADS program. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. ADS holders will receive the purchase price for ADSs representing preferred shares purchased in the tender offer in cash by check or, in the case of ADSs held through The Depository Trust Company (“DTC”), by means of delivery of funds to the account maintained at DTC by the tendering participant.

3. U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the Letter of Transmittal.

4. Any holder of ADSs that wishes to tender preferred shares underlying ADSs through the receiving agent must do so no later than 9:00 a.m., New York City time (the “ADS Expiration Time”) on November 6, 2006 (such date, as it may be extended by us, the “Expiration Date”). See THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer” in the Offer to Purchase. The receiving agent will then contact a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the preferred shares underlying the ADSs in the auction as described in THE TENDER OFFER — Section 2 — “Acceptance for Payment and Payment for Shares” in the Offer to Purchase.

5. In order to participate in the tender offer through the receiving agent, the following must be delivered to the receiving agent prior to the ADS Expiration Time, on the Expiration Date: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs and the enclosed Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), in each case together with any other documents required by the receiving agent and in accordance with the instructions set forth in the Letter of Transmittal.

If you wish to have us tender any or all of the preferred shares underlying ADSs held by us for your account through the receiving agent, please so instruct us by completing, executing, detaching and returning to us the Instruction Form enclosed herein. If you authorize the tender of the preferred shares underlying your ADSs, the preferred shares underlying all such ADSs will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. Your instructions should be forwarded to us in ample time to permit us to submit a tender through the receiving agent on your behalf prior the ADS Expiration Time, on the Expiration Date.

The tender offer is made solely by the Offer to Purchase and the related Letter of Transmittal. Telmex Solutions is not aware of any jurisdiction where the making of the tender offer would not be in compliance with the laws of that jurisdiction. If Telmex Solutions becomes aware of any jurisdiction in which the making of the tender offer would not be in compliance with applicable law, Telmex Solutions will make a good faith effort to comply with any such law. If, after such good faith effort, Telmex Solutions cannot comply with any such law, the tender offer will not be made to (nor will elections to tender shares be accepted from or on behalf of) the holders of common or preferred shares, and holders of ADSs representing preferred shares, in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of Telmex Solutions by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The undersigned acknowledge(s) receipt of your letter and the Offer to Purchase and the related Letter of Transmittal in connection with the tender offer by Telmex Solutions.

Instruction Form

This will instruct you to tender through The Bank of New York, as receiving agent, the number of preferred shares underlying the ADSs indicated below (or if no number is indicated below, all the preferred shares underlying the ADSs) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Dated: , 2006	Number of ADSs representing preferred shares to be tendered*

Signature(s)

Please Print Name(s)

Address(es)

Area Code and Tel. No.

Employer Identification or Social Security No.

*	Unless otherwise indicated, it will be assumed that the preferred shares underlying all your ADSs are to be tendered.